RELIASTAR
LIFE INSURANCE COMPANY                                       SIMPLE INDIVIDUAL
OF NEW YORK                                                  RETIREMENT
                                                             ANNUITY RIDER
A stock company
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This Certificate is issued as a Simple Retirement Account intended to qualify as such under Section 408(p) of the Internal Revenue Code, as amended (the "Code"). The Certificate is established for the exclusive benefit of the Owner and the beneficiaries named. The Certificate has been applied for with the written consent of the Owner (employee) on the enrollment form for the Certificate.

In the event of any conflict between the provision of this Rider and the Certificate to which it is attached, the provisions of this Rider will control. ReliaStar Life Insurance Company of New York ("ReliaStar" or "the Company") reserves the right to amend the Certificate and Rider as necessary to comply with applicable tax requirements. Any such changes will apply uniformly to all Certificate that are affected and the Owner will have the right to accept or reject such changes.

CONTRIBUTIONS

The premiums applicable to the Certificate will be applied to accumulate a retirement savings fund for the Owner. The only contributions allowed under the Certificate will be those made in accordance with a Qualified Salary Reduction Arrangement as described in Section 408(p) of the Code.

Any refund of premiums (other than those attributable to the excess contributions) will be applied before the close of the calendar year following the year of the refund towards the payment of future premiums or the purchase of additional benefits.

The Qualified Salary Reduction Arrangement pursuant to which contributions are to be made to the Certificate will provide that all employees of the employer who received at least $5,000 in compensation from the employer during any two calendar years prior to the applicable year for which contributions are to be made to the Certificate, and are reasonably expected to receive at least $5,000 in compensation during the applicable year for accounts established for them, subject to the ability of the employer to exclude from eligibility requirements certain union employees and non-resident aliens as provided in Section 410(b)(3) of the Code.

The Qualified Salary Reduction Arrangement pursuant to which contributions are to be made to the Certificate will provide that the employer must make the contributions attributable to salary reduction agreements not later than the close of the 30-day period following the last day of the month with respect to which the contributions are to be made, and will make the employer-matching contributions or the employer nonelective contributions not later than the date described in Section 404(m)(2)(B) of the Code. The Qualified Salary Reduction Arrangement will further provide that the employee may elect to terminate participation in such arrangement at any time during the year, and that each employee eligible to participate may elect, during the 60-day period before the beginning of any year (and the 60-day period before the first day such employee is eligible to participate) to participate in the arrangement, or to modify the amounts subject to such arrangement, for such year.

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NONFORFEITABILITY AND NONTRANSFERABILITY

The Owner's Simple Retirement Account will be 100% nonforfeitable at all times and will be maintained for the exclusive benefit of the Owner and the beneficiaries named. This Simple Retirement Account may not be attached or alienated except where permitted by law.

The Owner may not transfer ownership of any part or all of this Simple Retirement Account at any time, or pledge any part of it or use any part of it as collateral.

MINIMUM DISTRIBUTION RULES

(a) Required minimum annual distributions must commence to the Owner no later than April 1st of the calendar year following the calendar year in which the Owner attains age 70 1/2. The method of distribution elected must insure that the entire interest of the Owner must be distributed by that date. Alternatively, the distribution method elected must commence by that date and provide that the Owner's entire interest be distributed over a period not to exceed:

        (i) the life expectancy of the Owner or the joint and last survivor expectancy of the Owner and the designated beneficiaries; or,

        (ii) a period certain not in excess of the life expectancy of the Owner or the joint and last survivor expectancy of the Owner and the designated beneficiaries.

        All distributions made hereunder will be made in accordance with the requirements of section 401(a)(9) of the Code, including the incidental death benefit requirements of section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a)(9)-2 of the Income Tax Regulations.

        In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of section 1.401(a)(9)-1 of the Income Tax Regulations.

(b) All payments are to be made in equal annual installments, except where a cashout accelerates payment. There is no account balance, which would vary from year to year, as in a 408(a) IRA.

(c) Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the individual by the time distributions are required to begin, life expectancies will be recalculated annually. Such election will be irrevocable by the individual and will apply to all subsequent years. The life expectancy of non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the beneficiary attains age 70 1/2, and payments for subsequent years will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

(d) In the event the Owner dies before distribution of his or her interest commences under this Simple Retirement Account, 100% of the balance will be distributed to the beneficiaries named. Distribution will be completed no later than the last day of the calendar year in which the fifth anniversary of the Owner's death occurs. If the individual's interest is payable to a designated beneficiary, then the entire interest of the individual may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the individual died. The designated beneficiary may elect at any time to receive greater payments.

(e) In the event the Owner dies after the commencement of benefits to him under this Simple Retirement Account, distribution of the remaining benefits will be made to the beneficiaries named in a method at least as rapid as that in effect as of the date of the Owner's death. Commencement of distributions under this section to the beneficiaries must be not later than the last day of the calendar year in which occurs the first anniversary of the Owner's death.

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(f)    The provisions of (d) and (e) will not apply were the beneficiary is the
       Owner's surviving spouse. The surviving spouse may elect to delay commencement of required distributions until the December 31st of the calendar year in which the deceased Owner would have attained age 70 1/2. Alternatively, the surviving spouse may elect to rollover the entire balance of the deceased Owner's Simple Retirement Account to the surviving Spouse's Individual Retirement Account

       Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the individual's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies will be recalculated annually.

       Such election will be irrevocable by the surviving spouse and will apply to all subsequent years. In the case of any other designated beneficiary, life expectancies will be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

       Distributions under this section are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under section 1.401(a) (9) of the Regulations.

(g) The designated beneficiary may elect to receive greater payments than those required under this section. If there is more than one beneficiary, the designated beneficiary will be that person with the shortest life expectancy for the purposes of determining the distribution period.

(h) For purposes of this Section, any amounts paid to a minor child of the Owner will be treated as having been paid to the surviving spouse if the remainder of the Simple Retirement Account is payable to the surviving spouse when the child attains the age of majority.

REPORTS

       The issuer of a simple retirement account will furnish annual calendar year reports concerning the status of the account.


      President  /S/ Chris Schreier         Secretary  /S/ Paula Cludray-Engelke

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                  Variable Products
                  Customer Service Center
                  1475 Dunwoody Drive
                  West Chester, PA 19380
                  1-800-963-9539

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